                                                                       EXHIBIT 1

             APERIAN RECEIVES UP TO $40 MILLION IN FINANCING FROM HP

AUSTIN, TEXAS, AUGUST 7, 2000 -- Aperian [Nasdaq: APRN], a leader in providing managed services and scalable bandwidth for content-intensive e-businesses, today announced a financing of $40 million from Hewlett-Packard Company (HP). As part of the agreement, HP, a leading global provider of computing and imaging solutions and services, is to become a preferred provider of data center products and services. Proceeds will be used to fund Aperian's national growth strategy of providing totally outsourced Internet infrastructure solutions to companies deploying mission critical broadband content and applications over the web.

         Under the agreement, Aperian may draw up to $40 million in the form of a convertible note. A portion of all funds received will be used to purchase HP products and services with the remainder of the capital used to fund Aperian's national growth strategy. $10 million of the funds will be immediately available to Aperian.

         "Aperian is proud to secure this relationship from such a prestigious industry leader," said Robert J. Gibbs, Aperian President and Chief Executive Officer. "We believe it demonstrates confidence in our ability to become a key player in providing full service, high bandwidth turnkey Internet infrastructure solutions."

         "We're excited to work with Aperian in helping them take advantage of opportunities in this dynamic environment," said Craig White, President of HP Credit Corporation. "Its sophisticated approach to providing robust Internet infrastructure solutions make Aperian an exciting company to work with."

ABOUT APERIAN:

MSI Holdings, Inc. dba Aperian (Nasdaq: APRN) enables scalable growth for content-intensive e-businesses by providing latest-generation broadband capabilities and turnkey application infrastructure. Through strategic alliances with Genuity (Nasdaq: GENU) and MCI WorldCom (Nasdaq: WCOM), Aperian offers unique direct access to the Internet backbone via its Direct Optical Co-location Connection (DOCCTM) technology. In addition, Aperian provides value-added services that allow web-centric businesses to deliver a reliable and efficient web site experience to their end users. Aperian is an end-to-end Cisco (Nasdaq:
CSCO) Powered Network. Aperian has been certified for network architecture, security architecture, and facilities design by GTE/BBN Technologies. Information about Aperian and its services can be found on the World Wide Web at www.aperian.com.